Exhibit 16.1

November 23, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by KalVista Pharmaceuticals, Inc. (formerly known as Carbylan Therapeutics, Inc.) (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of KalVista Pharmaceuticals, Inc. dated November 21, 2016 We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

On November 21, 2016, the Company dismissed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm, effective immediately. On the same date the Company appointed Deloitte & Touche LLP (“Deloitte”) as the Company’s new independent registered public accounting firm effective as of the date of the consummation of the Transaction.

The Audit Committee of the board of directors of the Company approved the dismissal of PwC and the appointment of Deloitte.

The reports of PwC on the Carbylan Therapeutics, Inc.’s financial statements for each of fiscal years ended December 31, 2015 and December 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle, except that the report for the fiscal year ended December 31, 2014 contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2015 and December 31, 2014, and the subsequent interim period through November 21, 2016, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements, if not resolved to the satisfaction of PwC would have caused PwC to make reference thereto in their reports on the financial statements for such years.

The Company provided PwC with a copy of the disclosures it is making in this Current Report on Form 8-K and requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained herein. A copy of PwC’s letter, dated November 23, 2016, is filed as Exhibit 16.1 to this Current Report on Form 8-K.

During the fiscal year ended April 30, 2016 and the period from May 1, 2016 through November 21, 2016, neither the Company, nor anyone acting on its behalf, consulted with Deloitte regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and Deloitte did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).